July 8, 2009
VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	PolyMedix, Inc. (Registration No. 333-159881) Application for Withdrawal of Registration Statement on Form S-1
Ladies and Gentlemen:
          Pursuant to Rule 477 promulgated under the United States Securities Act of 1933, as amended (the “Securities Act”), PolyMedix, Inc. (the “Registrant”) hereby makes application to withdraw, effective immediately, that Registration Statement on Form S-1, together with all exhibits thereto, (File Number 333-159881), originally filed by the Registrant with the U.S. Securities and Exchange Commission (the “Commission”) on June 10, 2009 (the “Registration Statement”).
          The Registrant intends to withdraw the Registration Statement and subsequently file a new registration statement regarding the securities subject to the Registration Statement to address certain comments made by the Commission pursuant to that certain comment letter dated June 23, 2009. The Registration Statement has not been declared effective and no securities have been sold in connection with the Registration Statement.
          It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.
          The Registrant requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
          If you have any questions, please contact the undersigned at (484) 598-2332.

Sincerely, PolyMedix, Inc.
/s/ Ed Smith
Name:	Ed Smith
Title:	Chief Financial Officer